
05006351

February 21, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 016/2005**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A, AIS093B, AIS073A, AIS063A)

  Date: February 21, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 21, 2005

AIS-CP 016/2005

February 21, 2005

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A, AIS093B, AIS073A, AIS063A)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The Letter No. IVS 05/0279 of Thai Military Bank Plc. on February 18, 2005
2. The Letter No. IVS 05/0283 of Thai Military Bank Plc. on February 18, 2005
3. The Letter No. IVS 05/0275 of Thai Military Bank Plc. on February 18, 2005
4. The Letter No. IVS 05/0291 of Thai Military Bank Plc. on February 21, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS093A, AIS093B, AIS073A, AIS063A), the details are shown in the referenced letter.

Referenced Letter

IVS.05/0279

February 18, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, THAI MILITARY BANK Plc. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on March 7, 2005 for the right to receive the interest AIS093A will be paid the interest on March 21, 2005 with interest rate 6.25 % from the period of September 21, 2004 to March 20, 2005 for 181 days.

IVS 05/0283

February 18, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, THAI MILITARY BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on March 7, 2005 for the right to receive the interest.AIS093B will be paid the interest on March 21, 2005 with interest rate 3.100 % from the period of September 21, 2004 to March 20, 2005 for 181 days.

IVS 05/0275

February 18, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, THAI MILITARY BANK Pcl. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on March 7, 2005 for the right to receive the interest. AIS073A will be paid the interest on March 21, 2005 with interest rate 5.25 % from the period of December 21, 2004 to March 20, 2005 for 90 days.

IVS.05/0291

February 21, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS063A

Dear Sir,

We, THAI MILITARY BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006 would like to announce that the registered book of AIS063A will be closed from 12.00 on March 9, 2005 for the right to receive the interest. AIS063A will be paid the interest on March 23, 2005 with interest rate 5.30 % from the period of September 23, 2004 to March 22, 2005 for 181 days and principal repayment at THB. 125 per unit.